Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Announces Receipt of Nasdaq Notice of Deficiency

Athens, Greece, October 26, 2015, Globus Maritime Limited (the “Company" or ”Globus”) (NASDAQ: GLBS), a dry bulk shipping company, announced today it has received written notification from the Nasdaq Stock Market (“Nasdaq”) dated October 22, 2015 indicating that because the market value of the Company's publicly held common stock ("MVPHS") for the last 30 consecutive business days was below the minimum requirement of $5,000,000. The Company no longer meets the minimum MVPHS continued listing requirement for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(1)(C). Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has a compliance period of 180 calendar days (or until April 19, 2016) to regain compliance with Nasdaq's MVPHS requirement. If at any time during that period the Company's MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the MVPHS requirement and this matter will be closed. In the event the Company does not regain compliance with Rule 5450(b)(1)(C) prior to the expiration of the compliance period, the Company will receive written notification that its securities are subject to delisting.

The Company intends to monitor its MVPHS and is considering its options, including a potential transfer of its listing of securities to the Nasdaq Capital Market. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Market where listed companies must meet certain financial requirements and comply with Nasdaq’s corporate governance requirements.

This notification has no immediate impact on the listing of the Company's common stock at this time, which will continue to trade on the Nasdaq Global Market.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate six vessels with a total carrying capacity of 379,958 Dwt and a weighted average age of 7.2 years as of September 30, 2015.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
George Karageorgiou, CEO	karageorgiou@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr